Exhibit 99.1(5)(a)

Flexible Premium Variable Life Insurance Policy

POLICY SPECIFICATIONS

BASIC POLICY:                 FLEXIBLE PREMIUM
                              VARIABLE LIFE INSURANCE

PREMIUMS:                     INITIAL PREMIUM PAYMENT        -     $10,000.00
                              GUIDELINE SINGLE PREMIUM       -     $10,000.00
                              GUIDELINE LEVEL PREMIUM        -     $   961.14

ACCOUNT ALLOCATIONS AVAILABLE:

     MONEY MARKET             MULTI-STRATEGY                 GROWTH
     MANAGED BOND             INTERNATIONAL                  EQUITY INCOME
     HIGH YIELD BOND          GOVERNMENT SECURITIES          EQUITY INDEX
     EMERGING MARKETS         GROWTH LT                      FIXED
     AGGRESSIVE EQUITY

INTEREST ON THE FIXED ACCOUNT IS GUARANTEED TO BE NOT LESS THAN 4.00% ANNUALLY. IN ADDITION, ANY EXCESS INTEREST DECLARED BY US WILL BE GUARANTEED FOR ONE YEAR.

PREMIUM TAX RATE:                      2.35%

ADMINISTRATIVE CHARGE:                 $5.00 PER MONTH BEGINNING ON THE POLICY
                                       DATE.

DEFERRED LOAD:                         $7.92 PER MONTH BEGINNING ON THE FIRST
                                       POLICY ANNIVERSARY AND CONTINUING UNTIL
                                       THE 11TH POLICY ANNIVERSARY.

UNRECOVERED
DEFERRED LOAD:                         ON THE POLICY DATE, THE UNRECOVERED
                                       DEFERRED LOAD WILL BE $950.00 AND WILL BE
                                       DECREASED BY THE AMOUNT OF EACH DEFERRED
                                       LOAD WHEN PAID.

PAGE 3.0

POLICY NUMBER: 001234567-0             OWNER(S): LELAND STANFORD DOE

POLICY DATE: MAY 01, 1996

MATURITY DATE: MAY 01, 2056            INSURED: LELAND STANFORD DOE

RISK CLASSIFICATION: SMOKER            AGE ON POLICY DATE: 35

MONTHLY PAYMENT DATE IS THE 1ST        INITIAL FACE AMOUNT: $60,510.00
DAY OF EACH POLICY MONTH.

NOTE: IT IS POSSIBLE THAT COVERAGE WILL EXPIRE PRIOR TO THE MATURITY DATE SHOWN IF THE ACCUMULATED VALUE IS INSUFFICIENT TO PAY THE CHARGES ASSESSED ON A MONTHLY PAYMENT DATE. ACCUMULATED VALUE MAY BE BASED ON THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THE PAYMENT OF INITIAL AND SUBSEQUENT PREMIUMS WILL NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE OR THAT THERE WILL BE ACCUMULATED VALUE AT MATURITY.

Policy Number 001234567-0

POLICY SPECIFICATIONS

TABLE OF INSURANCE CHARGES

Guaranteed Maximum Monthly Cost of Insurance Rates per $1.00 applicable to basic policy covering the primary insured Leland Stanford Doe.

      Monthly             Monthly             Monthly             Monthly
Age   Rate          Age   Rate          Age   Rate          Age   Rate

  0   0.00044998     25   0.00018921     50   0.00073088     75   0.0068099
  1   0.00011922     26   0.00018691     51   0.00079314     76   0.0075150
  2   0.00010890     27   0.00018462     52   0.00086234     77   0.0082535
  3   0.00010775     28   0.00018462     53   0.00094198     78   0.0090211
  4   0.00010431     29   0.00018691     54   0.00103091     79   0.0098393
  5   0.00009973     30   0.00018921     55   0.00112568     80   0.0107428
  6   0.00009514     31   0.00019494     56   0.00122862     81   0.0117600
  7   0.00009055     32   0.00020068     57   0.00133397     82   0.0129291
  8   0.00008597     33   0.00020986     58   0.00144520     83   0.0142674
  9   0.00008367     34   0.00021905     59   0.00156465     84   0.0157477
 10   0.00008253     35   0.00023167     60   0.00169815     85   0.0173553
 11   0.00008597     36   0.00024545     61   0.00184692     86   0.0190522
 12   0.00009514     37   0.00026382     62   0.00201798     87   0.0208446
 13   0.00010775     38   0.00028334     63   0.00221494     88   0.0227227
 14   0.00012381     39   0.00030746     64   0.00243557     89   0.0247068
 15   0.00014216     40   0.00033273     65   0.00267649     90   0.0268216
 16   0.00015937     41   0.00036261     66   0.00293195     91   0.0291171
 17   0.00017543     42   0.00039249     67   0.00320440     92   0.0316991
 18   0.00018576     43   0.00042698     68   0.00348923     93   0.0346839
 19   0.00019380     44   0.00046033     69   0.00379951     94   0.0385886
 20   0.00019953     45   0.00049943     70   0.00414609
 21   0.00020068     46   0.00053971     71   0.00454474
 22   0.00019839     47   0.00058229     72   0.00500786
 23   0.00019609     48   0.00062604     73   0.00554456
 24   0.00019380     49   0.00067672     74   0.00614977

DEFINITIONS

PM, WE, OUR, and US - refers to Pacific Mutual Life Insurance Company.

MONTHLY PAYMENT DATE - is the day each month on which certain policy charges are deducted from the Accumulated Value. This day is shown on page 3. The first monthly payment date is the Policy Date.

HOME OFFICE - means the company's office located at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92660.

YOU, YOUR or OWNER - refers to the owner of this policy.

POLICY DATE - is shown on page 3. Policy months, years and anniversaries are measured from this date.

AGE - means age nearest birthday as of the policy date, increased by the number of complete policy years elapsed. With respect to any increases in face amount, riders, or other policy benefits which have an effective date not falling on a policy date anniversary, "age" means age nearest birthday as of the effective date increased by the number of complete years elapsed since the effective date.

EVIDENCE OF INSURABILITY - is information, including medical information, satisfactory to us that is used to determine insurability and the insured's class of risk.

INDEBTEDNESS - means all unpaid policy loans plus accrued interest on such loans.

WRITTEN REQUEST - is a request in writing satisfactory to PM and filed at its Home Office.

MATURITY DATE - is the policy anniversary nearest the insured's 95th birthday.

GENERAL PROVISIONS

ENTIRE CONTRACT - This policy is a contract between owner and PM. This policy, the attached copy of the initial application, all subsequent applications to change the policy, any endorsements, and all additional Policy information sections added to this policy are the entire contract.

Only an authorized officer is permitted to change this contract or extend the time for paying premiums.

All statements in the application are considered representations and not warranties. PM will not use any statement to contest this policy or defend a claim on grounds of misrepresentation unless the statement is in the application.

INCONTESTABILITY - Except for failure to pay premiums, this policy cannot be contested after the expiration of the following time periods:

- The initial face amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy date; and

- an increase in the face amount cannot be contested after the increased amount has been in force during the insured's lifetime for two years from its effective date.

PARTICIPATING - This policy is participating and will share in the surplus earnings of PM. However, the current dividend scale is zero and it is not expected that dividends will be paid. Any dividends that do become payable will be paid in cash.

SUICIDE EXCLUSION - If the insured dies by suicide, while sane or insane, within two years of the policy date, no death benefit proceeds will be paid. Instead, we will return the sum of the premiums paid, less the sum of any indebtedness or preferred withdrawal amounts.

If the insured dies by suicide, while sane or insane, within two years of the effective date of any increase in the face amount, no benefit will be paid with respect to such increase. Instead, we will refund the Cost of Insurance Charges made with respect to that increase.

MISSTATEMENT OF AGE - If the insured's age is misstated in the application, the amount of the death benefit shall be the greater of that which would be purchased by the most recent Cost of Insurance Charge at the correct age, or the Guideline Minimum Death Benefit for the correct age.

REPORTS - A report will be mailed to you at the end or each policy quarter to your last known address. This report will include the following information for the policy quarter:

- the Accumulated Value;

- the Cash Surrender Value;

- the current death benefit;

- transactions that occurred during the policy quarter;

- existing indebtedness;

- changes in the Guideline Premiums; and

- any information required by law.

In addition to the above reports, a semi-annual and an annual report will also be mailed to you. These reports will contain financial statements for the Separate Account and the designated investment company or companies in which the Separate Account invests, the latter of which will include a list of the portfolio securities of the investment company, as required by the Investment Company Act of 1940. We will also send any other reports as required by federal securities law.

POLICY ILLUSTRATIONS - Upon request we will give you an illustration of the future benefits under this policy based upon both guaranteed and current cost factor assumptions. However, if you ask us to do this more than once in any policy year, we reserve the right to charge you a fee for this service.

BASIS OF VALUES - A detailed statement showing how values are determined has been filed with the state insurance department. All values are not less than the minimums required by the law in the state in which this policy is delivered.

OWNERSHIP OF ASSETS - We have the exclusive and absolute control of our assets, including all assets in the Separate Account.

COMPLIANCE - We reserve the right to make any change to the provisions of this policy to comply with, or give you the benefit of, any federal or state statute, rule or regulation, including but not limited to requirements for life insurance contracts under the Internal Revenue Code or any state.

OWNER AND BENEFICIARY

OWNER - The Owner of this policy is as shown on the policy specifications pages or in a later written change. If there are two or more owners, they will own this policy as joint tenants with right of survivorship, unless otherwise stated.

ASSIGNMENT - You may assign this policy by written request. An assignment will take place only when recorded at our Home Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights created by the assignment will be subject to any payments made or actions taken by PM before the change is recorded. PM will not be responsible for the validity of any assignment.

BENEFICIARY - The beneficiary is named by you in the application to receive the death benefit proceeds. The interest of any beneficiary will be subject to any assignment.

You may make a change of beneficiary by written request on forms provided by PM while the insured is living. The change will take place as of the date the request is signed. Any rights created by the change will be subject to any payments made or actions taken by PM before the written request is received. You may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent.

The interest of a beneficiary who does not survive to receive payment will pass to the surviving beneficiaries in proportion to their share in the proceeds, unless otherwise provided. If no beneficiaries survive to receive payment, the death benefit proceeds will pass to the owner, or the owner's estate if the owner does not survive to receive payment.

PREMIUMS

PREMIUMS - This policy will not be in force until the first premium is paid.
The initial premium
may not be less than $10,0000. No additional premium may be less than $5,000, except that a smaller premium may be paid to keep the contract in force if the policy is in the grace period, or upon reinstatement. Premiums may be paid at any time prior to the maturity date, subject to the premium limitations shown on the following page. On written request a premium receipt signed by an officer of PM will be given after payment.

PREMIUM ALLOCATION - The initial premium will be allocated to the Money Market Variable Account on the policy date. On the date which is the later of 15 days after the policy is issued or 45 days after the date the application is signed, the Accumulated Value in the Money Market Variable Account will be allocated to the Fixed and Variable Accounts according to the premium allocation specified in the application. Any additional premiums received by us prior to such date, less the premium load, will be allocated to the Money Market Variable Account.

Upon written request, you may change the premium allocation. Subsequent premiums received by us, less the premium load, will be allocated to the Fixed and Variable Accounts according to your most recent instructions, subject to the following. Accumulated Value may be allocated to no more than five of the Fixed and Variable Accounts. If we receive a premium and your most recent allocation instructions would violate this requirement, we will allocate the premium, less the premium load, to the Fixed and Variable Accounts in the same proportion as the Accumulated Value in those accounts.

PREMIUM LIMITATION - In order for this policy to be treated as life insurance under the Internal Revenue Code, the sum of the premiums paid less a portion of any partial withdrawals may not exceed the greater of:

- the Guideline Single Premium; or

- the sum of the Guideline Level Premiums to the date of payment.

The amounts of the Guideline Premiums are shown in the Policy Specifications pages. The Guideline Premiums will change whenever there is a change in the face amount of insurance or in other policy benefits. Such change will be shown in the supplemental schedule of benefits and premiums.

The Guideline Premiums are determined according to the rules applicable to this policy set forth in Section 7702 of the Internal Revenue Code. The Guideline Premiums will be adjusted to conform to any changes in the Internal Revenue Code.

In the event that a premium payment would exceed these limits, we reserve the right to refund the excess payment to the owner. Further, we reserve the right to make distributions from the policy to the extent we deem it necessary to continue to qualify this policy as life insurance under the Internal Revenue Code.

We reserve the right to require evidence of insurability, satisfactory to us, for any premium payment that would result in an immediate increase in the difference between the death benefit and the

Accumulated Value.

GRACE PERIOD AND LAPSE - If the Net Cash Surrender Value is not sufficient to cover the current monthly deduction, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force. At the start of the grace period, we will transfer, with no charge, the portion of the Accumulated Value in all Variable Accounts into the Money Market Variable Account.

We will send you a notice at the start of the grace period to your last known address. The grace period will end 61 days after we mail you the notice. The notice will state the due date and the amount of premium required to keep your policy in force. In addition to sufficient premium to cover the excess, if any, of the Unrecovered Deferred Load over the result of the Accumulated Value less indebtedness, a minimum of three times the monthly deduction due when the insufficiency occurred must be paid. Upon receipt of payment, we will allocate the Accumulated Value in the Money Market Account and the premium payment to the Variable Accounts and Fixed Account according to your most recent premium allocation instructions. Your policy will remain in force during the grace period. If sufficient premium is not paid by the end of the grace period, a lapse will occur. Upon lapse, the policy will terminate with no value.

REINSTATEMENT - If it has not been surrendered, this policy may be reinstated not more than five years after the end of the grace period. To reinstate this policy you must provide us with:

- evidence of insurability satisfactory to us;

- payment of sufficient premium to cover all monthly deductions that were due and unpaid during the grace period;

- payment of sufficient premium to cover the excess, if any, of the Unrecovered Deferred Load over the result of the Accumulated Value less indebtedness; and

- in addition to the above, payment of a premium at least equal to three times the most recent monthly deduction.

When this policy is reinstated, the Accumulated Value will be equal to the Accumulated Value on the date of lapse subject to the following. We will allocate the Accumulated Value and your premium payment, less the Premium Load, to the Variable Accounts and Fixed Account according to your most recent premium allocation instructions. If the policy is reinstated after the first monthly payment date following lapse, the Accumulated Value will be reduced by the amount of any indebtedness on the date of lapse and no policy indebtedness will exist on the date of reinstatement. If the policy is reinstated on the first monthly payment date following lapse, any indebtedness on the date of lapse will also be reinstated, with the corresponding portion of the Accumulated Value allocated to the Loan Account as described in the Policy Loans provision.

The effective date of the reinstated policy will be the first monthly payment date on or following the date we approve your reinstatement application.

POLICY BENEFITS

DEATH BENEFIT - If the insured dies while your policy is in force, your policy will provide a death benefit. The death benefit for your policy will be the greater of:

- the face amount; or

- the Guideline Minimum Death Benefit.

The Guideline Minimum Death Benefit at any time is the Accumulated Value multiplied by the Death Benefit Percentage shown below:

          Death Benefit                 Death Benefit
Age       Percentage         Age        Percentage
0-40      250%                 60       130%
 41       243                  61       128
 42       236                  62       126
 43       229                  63       124
 44       222                  64       122
 45       215                  65       120
 46       209                  66       119
 47       203                  67       118
 48       197                  68       117
 49       191                  69       116
 50       185                  70       115
 51       178                  71       113
 52       171                  72       111
 53       164                  73       109
 54       157                  74       107
 55       150                75-90      105
 56       146                  91       104
 57       142                  92       103
 58       138                  93       102
 59       134                 >93       101

DEATH BENEFIT PROCEEDS - The actual amount payable to the Beneficiary if the insured dies while your policy is in force is called the death benefit proceeds. The death benefit proceeds equal the death benefit provided by your policy, as of the date of death, less any indebtedness and less any due and unpaid monthly deductions occurring during a grace period.

We will pay the death benefit proceeds to the Beneficiary after we receive, at our Home Office, proof of the insured's death satisfactory to us and such other information as we may reasonably require. The actual death benefit proceeds paid are subject to the conditions and adjustments defined in other policy provisions, such as General Policy Provisions, Withdrawals and Policy Loans.

CHANGE PROVISION - Subject to PM's approval, the owner may change the face amount of insurance if such request is made:

- during the lifetime of the insured;

- after the first policy year;

- no more often than once in any policy year; and

- on written request while this policy is in force.

INCREASE - All of the following must occur before the effective date of any increase in the face amount:

- evidence of insurability must be provided to us;

- consent of the insured, if the owner is not the insured; and

- the insured must be no older than age 80 and insurable according to our underwriting rules.

The effective date of the increased face amount will be the first monthly payment date on or following the date all the conditions are met. A supplemental schedule of benefits and premiums will be issued. This schedule will include the following information for the additional face amount of insurance:

- the effective date of the increased face amount;

- the amount of increase in the face amount;

- the class of risk; and

- the new Guideline Premiums.

No increase in face amount shall be for an amount less than $10,000. A charge of $100 will be deducted from the Accumulated Value in the Fixed Account and the Variable Accounts in the proportion that each bears to your Accumulated Value less indebtedness on the effective date of the increase.

DECREASE - A request to decrease the face amount will be effective on the monthly payment date on or following the date of the written request. Existing insurance will be decreased or eliminated in the following order:

- first, the most recent increase;

- second, the next most recent increases successively; and

- finally, the original face amount.

A supplemental schedule of benefits and premiums will be issued. This schedule will include the following information:

- the effective date of the decrease in the face amount;

- the amount of the decrease in the face amount and the benefit remaining in force; and

- the new Guideline Premiums.

The request for a decrease in the face amount will be subject to the Guideline Premiums as determined under Section 7702 in the Internal Revenue Code. Such request will not be allowed if the resulting Guideline Premiums could cause an amount in excess of the Net Cash Surrender Value to be distributed from the policy.

ACCUMULATED VALUE

ACCUMULATED VALUE - The Accumulated Value on any date is the sum of your policy's Accumulated Value in the Fixed and Variable Accounts plus the amount set aside in the Loan Account to secure any policy indebtedness.

The Accumulated Value on the policy date is equal to the initial premium less the first monthly deduction.

The amount set aside to secure indebtedness in the Loan Account on each policy anniversary is equal to the amount of indebtedness. During each policy year, the amount in the Loan Account on any date is:

- the amount in the Loan Account on the prior anniversary increased by interest;

- plus any loan taken since the prior anniversary increased by interest; and

- minus any loan amount repaid since the prior anniversary increased by interest.

FIXED ACCOUNT - The Accumulated Value in the Fixed Account on any date subsequent to the policy date is:

- the Accumulated Value in the Fixed Account on the prior monthly payment date increased by interest;

- plus the portion of any premiums less premium load received and allocated to the Fixed Account since the last monthly payment date, increased by interest;

- minus the monthly deduction and other charges due, if any, and assessed against the Fixed

Account:

- minus the amount of any withdrawals or transfer from the Fixed Account, including transfers to the Loan Account, since the last monthly payment date, increased by interest; and

- plus the amount of any transfer to the Fixed Account, including transfers from the Loan Account, since the last monthly payment date, increased by interest.

VARIABLE ACCOUNTS - Assets in the Variable Accounts are divided into Accumulation units, which are a measure of value used for bookkeeping purposes. We credit your policy with Accumulation units in each Variable Account as a result of:

- the amount of any premium payment allocated to the Variable Account; and

- transfers of Accumulated Value to the Variable Account, including transfers from the Loan Account;

We debit Accumulation units in each Variable Account as a result of:

- transfers from the Variable Account, including transfers to the Loan Account;

- surrenders and Preferred or Partial Withdrawals from the Variable Account; and

- monthly deduction and other charges due, if any, and assessed against the Variable Account.

To determine the number of Accumulation units debited or credited in connection with a transaction, we divide the dollar amount of the transaction by the unit value of the affected Variable Account.

The unit value of each Variable Account is determined on each Valuation Date. The number of units in each Variable Account will not change because of subsequent changes in unit value.

The Accumulation unit value of each Variable Account initially was $10. To calculate the unit value of a Variable Account on any Valuation Date, we adjust the unit value from the previous Valuation Date, for:

- the investment performance of the Variable Account;

- any dividends or distributions paid to the Variable Account;

- the daily charge, equal to .00001924533 (.70% annually) multiplied by the net assets in the Variable Account, for each calendar day between Valuation Dates for the Mortality and Expense Risk charge; and

- charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

A Valuation Date is each day required by applicable law and currently includes each day the New York Stock Exchange is open.

To determine your Accumulated Value in each Variable Account, we multiply the number of units in the Variable Account by the unit value of such account.

INTEREST - We will credit interest on the Accumulated Value in the Fixed Account at a rate not less than .32737% per month, compounded monthly. This is equivalent 4% annually. At our discretion, we may credit a higher rate of interest from time to time. We will credit interest on the amount in the Loan Account at a rate of .32737% per month, compounded monthly.

TRANSFERS - After the Free Look Right period and while your policy is in force, you may, upon written request, transfer Accumulated Value among the Fixed and Variable Accounts subject to the following. No transfer may be made if the policy is in a grace period and the required premium has not been paid. Only one transfer from the Fixed Account may be made in each policy year. If the Accumulated Value in the Fixed Account is at least $1000, transfers from the Fixed Account will be limited to 20% of the Accumulated Value in the Fixed Account. Transfers from the Variable Accounts to the Fixed Account may be made only during the policy month preceding each policy anniversary. After each transfer, Accumulated Value may be allocated to no more than five of the Fixed and Variable Accounts.

No charges are currently imposed upon a transfer. We reserve the right at a future date to limit the size of transfers and remaining balances, to assess transfer charges, and to limit the number and frequency of transfers.

MONTHLY DEDUCTION - A monthly deduction for a policy month is due on each monthly payment date and is equal to the sum of the following items:

- the monthly Cost of Insurance Charge;

- the Administrative Charge, if any; and

- the Deferred Load, if any.

The monthly deduction will be charged proportionately to the Accumulated Value in each Account on the monthly payment date.

COST OF INSURANCE CHARGE - Beginning on the policy date and monthly thereafter, there will be a deduction from the Accumulated Value equal to the Cost of Insurance applicable to the following:

- the initial face amount; plus

- each increase in the face amount.

The monthly Cost of Insurance Charge for the death benefit payable under this policy, is (1) multiplied by the result of (2) minus (3), where: (1) is the applicable monthly Cost of Insurance Rate; (2) is the death benefit at the beginning of the policy month divided by 1.004074; and (3) is the Accumulated Value at the beginning of the policy month before the monthly deduction due.

If there have been increases in the face amount, then, for purposes of calculating the Cost of Insurance Charge, the Accumulated Value will first be considered applicable to the initial face amount. If the Accumulated Value exceeds the initial face amount divided by 1.004074, the excess will then be considered applicable to any additional face amount resulting from increases in the order of the increases.

COST OF INSURANCE RATES - The Cost of Insurance Rates are based on the insured's age and risk classification. The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown on the Policy Specifications pages.

If the death benefit equals a percentage of the Accumulated Value, any increase in Accumulated Value will cause an automatic increase in the death benefit. The risk classification for such increase will be the same as that used for the most recent increase in face amount that has not been eliminated through the Decrease provision.

ADMINISTRATIVE CHARGE - Beginning on the policy date and monthly thereafter, there may be an Administrative Charge withdrawn from the Accumulated Value. The amount of this charge, if any, is shown in the Policy Specifications pages.

PREMIUM LOAD AND DEFERRED LOAD - A premium load will be charged each time a premium is paid to cover premium tax and our sales and administrative expenses. The premium load will equal a certain percentage of the corresponding premium and consists of the following:

- a sales load equal to 4.15%;

- an administrative load equal to 3.0% if the premium is less than $50,000; 1.5% if the premium is at least $50,000 but less than $100,000; and .5% if the premium is $100,000 or greater;

- a percentage for state and local premium taxes as shown on the Policy Specifications pages.

The premium load associated with the initial premium will be due in 120 equal installments. The first installment will be due on the first policy anniversary and an additional installment will thereafter be due each monthly payment date until 120 installments have been paid. The amount of each installment, or Deferred Load, is shown on the Policy Specifications pages. The Deferred Load that has not been deducted from the policy Accumulated Value is called the Unrecovered Deferred Load. The initial Unrecovered Deferred Load is shown on the Policy Specifications pages.

The premium load associated with each premium after the initial premium will be immediately deducted from the premium paid.

MORTALITY AND EXPENSE RISK CHARGE - We deduct daily from the net assets of each Variable Account a Mortality and Expense Risk Charge equal to .70% annually.
The Mortality and Expense Risk Charge is to compensate us for the risk we assume that mortality and expenses will be greater than estimated.

OTHER DEDUCTIONS - On the effective date of any increase in face amount, we will deduct $100 from your Accumulated Value in the Fixed and Variable Accounts in the proportion that each bears to your Accumulated Value less indebtedness. However, if the face amount is increased strictly as a result of a preferred withdrawal, the charge for an increase will be waived.

MATURITY, SURRENDER AND WITHDRAWAL OF VALUES

MATURITY - If the insured is living on the maturity date, this policy will then terminate. We will pay to you the Net Cash Surrender Value as a final settlement.

SURRENDER - Upon written request while the insured is living you may surrender this policy for its Net Cash Surrender Value. The policy will terminate on the date the request is received.

CASH SURRENDER VALUE - The Cash Surrender Value is the Accumulated Value less any Unrecovered Deferred Load.

NET CASH SURRENDER VALUE - The Net Cash Surrender Value is the Cash Surrender Value less any policy indebtedness.

PREFERRED AND PARTIAL WITHDRAWALS - Upon written request on or after the first policy anniversary and before the 15th policy anniversary, while the insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy as a Preferred Withdrawal. A maximum of one Preferred Withdrawal may be taken each policy year. The amount of each Preferred Withdrawal may not exceed 10% of the sum of all premiums paid to the date of the withdrawal. Preferred Withdrawals will not be allowed on or after the 15th policy anniversary.

When a Preferred Withdrawal is taken, if the death benefit immediately before the Preferred Withdrawal is greater than the face amount, the face amount will be increased by the amount of such excess.

Upon request on or after the 15th policy anniversary while the insured is living, you may withdraw a portion of the Net Cash Surrender Value of this policy as a Partial Withdrawal. Partial Withdrawals will not be allowed prior to the 15th policy anniversary.

When a Partial Withdrawal is taken, the face amount will be reduced by the lesser of:

(1) the amount of the Partial Withdrawal; or

(2) the excess, if any, of the face amount over the result of (a) minus (b) where: (a) is the Guideline Minimum Death Benefit immediately prior to the Partial Withdrawal; and (b) is the amount of the

Partial Withdrawal.

Preferred and Partial Withdrawals will be subject to the following conditions:
The amount of each withdrawal must be at least $1000 and the Accumulated Value remaining after each withdrawal must be at least $5000. Also, if there is any policy indebtedness at the time of each withdrawal, the amount of the withdrawal is limited to the excess, if any, of the Cash Surrender Value immediately prior to the withdrawal over the result of the indebtedness divided by 90%. The amount of each withdrawal will be allocated proportionately to the Accumulated Value in the Fixed and Variable Accounts unless otherwise requested by you. If the insured dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking the withdrawal into account.

INCOME BENEFITS

INCOME BENEFITS - Maturity, surrender or withdrawal benefits may be used to buy a monthly income for the lifetime of the insured. Death benefits may be used to buy a monthly income for the lifetime of the beneficiary. After it starts the income will last for at least ten years. The purchase rates for the monthly income will be set from time to time. However, the income bought by each $1,000 will always be at least as large as that shown below.

Age    Monthly Income    Age    Monthly Income

30     $3.82             54     $4.92
32     $3.88             56     $5.08
34     $3.92             58     $5.26
36     $3.98             60     $5.46
38     $4.06             62     $5.68
40     $4.12             64     $5.94
42     $4.20             66     $6.22
44     $4.30             68     $6.54
46     $4.40             70     $6.90
48     $4.50             72     $7.28
50     $4.62             74     $7.68
52     $4.76             75     $7.89

Monthly income amounts for ages not shown are halfway between the two amounts for the nearest two ages which are shown.

Guaranteed amounts for ages under 30 are the same as those for age 30; guaranteed amounts for ages over 75 are the same as those for age 75. Amounts shown are based on the 1971 Individual Annuity Mortality Table with interest at 4%.

This benefit is not available if the income would be less than $25 a month. We may require evidence of survival for incomes which last more than ten years.

OTHER OPTIONS - Maturity, surrender, withdrawal or death benefits may be used under any other payment plans that we make available at that time.

POLICY LOANS

POLICY LOANS - You may obtain loans by written request while this policy is in force on the sole security of this policy.

AMOUNT AVAILABLE - The amount available for a loan is 90% of the Cash Surrender Value, less any policy indebtedness. The amount of a loan must be at least $1000.

LOAN INTEREST - Interest will accrue daily and is payable in arrears at the annual rate of 4.75%. Interest not paid when due will be added to the loan principal and bear interest at the same rate of interest.

LOAN ACCOUNT - When a loan is taken, an amount equal to the loan is transferred out of the Accumulated Value in the Fixed and Variable Accounts into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Variable Accounts and the Fixed Account on a proportionate basis. We will credit interest monthly on amounts in the Loan Account at a rate equivalent to an annual rate of 4%.

On each policy anniversary, if the amount in the Loan Account exceeds policy indebtedness, the excess will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions. If policy indebtedness exceeds the amount in the Loan Account, an amount equal to such excess will be transferred from the Fixed and Variable Accounts on a proportionate basis to the Loan Account.

REPAYMENT - Loans may be repaid at any time prior to lapse of this policy. An amount equal to the portion of any loan repaid, but not more than the amount in the Loan Account, will be transferred from the Loan Account to the Fixed and Variable Accounts according to your most recent instructions.

Any payment we receive from you while you have a loan will be first considered a loan repayment, unless you tell us in writing it is a premium payment.

EXCHANGE OF INSURED

BENEFIT - After the first policy year, you may exchange the named insured on this policy for a new insured, subject to the following provisions.

EXCHANGE CONDITIONS - Exercise of this exchange will be subject to the following conditions:

- the new insured must submit evidence of insurability satisfactory to us;

- you must make written application for the exchange and return this policy for reissue; and

- you must pay $100 to cover the administrative costs for processing the exchange.

A request for an exchange of insured will be subject to the Guideline Premiums as determined under Section 7702 of the Internal Revenue Code. Such request will not be allowed if the resulting Guideline Premiums could cause an amount in excess of the Net Cash Surrender Value to be distributed from the policy.

The charge of $100 will not be credited to or deducted from your Accumulated Value. This amount will be paid directly to PM.

EXCHANGE DATE - The exchange date is the first monthly payment date on or after the date the exchange conditions are met.

COVERAGE ON NEW INSURED - Coverage on the new insured will become effective on the exchange date. Coverage on the current insured will terminate on the day before the exchange date.

The policy date will not be changed unless the new insured was born after the policy date. In that case, the new policy date will be the policy anniversary on or next following the birth date of the new insured.

The cost of insurance rates for the new insured will be those applicable for the new insured's age and risk classification. Riders on the new insured will be added only with our consent and subject to our requirements.

The face amount will not be affected by the exchange. If a different face amount is desired on the new insured, the Increase or Decrease provision of the policy can be exercised.

SUICIDE EXCLUSION - If the new insured dies by suicide, while sane or insane, within two years of the exchange date, no death benefit will be paid. Instead, we will return the Net Cash Surrender Value as of the exchange date, plus the premiums paid since the exchange date, less the sum of any indebtedness, withdrawal amounts, and any dividends paid in cash since the exchange date.

INCONTESTABILITY - Except for failure to pay premiums, this policy cannot be contested after it has been in force during the new insured's lifetime for two years from the exchange date, subject to the incontestability provision for increases in Face Amounts.

GENERAL CONDITIONS - Any indebtedness or assignment outstanding against this policy will not be affected by the exchange.

PAYMENTS

VARIABLE ACCOUNTS - We will pay death benefit proceeds, Net Cash Surrender Value on surrender, Preferred Withdrawals, Partial Withdrawals, and loans based on allocations made to the Variable Accounts, and will effect a transfer between Variable Accounts or from a Variable Account to the Fixed Account within seven days after we receive all the information needed to process a payment.

However, we may postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

The New York Stock Exchange is closed on other than customary weekend and holiday closings or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (SEC); or

An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable to determine the value of the Account net assets; or

The SEC by order permits postponement for the protection of policy owners.

FIXED ACCOUNT - As to amounts allocated to the Fixed Account, we may defer payment of any Net Cash Surrender Value on surrender, Preferred Withdrawal, Partial Withdrawal, or loan amount or defer transfers from the Fixed Account for up to six months after we receive a request for it. We will allow interest, at a rate of at least 4% annually, on any Net Cash Surrender Value or withdrawal benefit derived from the Fixed Account that we defer for 30 days or more.

SEPARATE ACCOUNT PROVISIONS

SEPARATE ACCOUNT - We established the Separate Account and maintain it under the laws of California. The Separate Account is divided into subaccounts, called Variable Accounts. Realized and unrealized gains and losses from the assets of each Variable Account are credited or charged against it without regard to our other income, gains, or losses. Assets may be put in our Separate Account to support this policy and other variable life insurance policies. Assets may be put in our Separate Account for other purposes, but not to support contracts or policies other than variable life contracts of policies.

The assets of our Separate Account are our property. The portion of its assets equal to the reserves and other policy liabilities with respect to our Separate Account will not be chargeable with liabilities arising out of any other business we conduct. We may transfer assets of a Variable Account in excess of the reserves and other liabilities with respect to that account to another Variable Account or to our general account. All obligations arising under the policy are general corporate obligations of Pacific Mutual. We do not hold ourselves out to be trustees of the Separate Account assets.

VARIABLE ACCOUNTS - Each Variable Account may invest its assets in a separate class of shares of a designated investment company or companies. The Variable Accounts of our Separate Account that were available for your initial allocations, are shown on the Policy Specifications pages. The allocations that you initially chose are shown on the copy of the application attached to this Policy. From time to time we may make other Variable Accounts available to you. We will provide you with written notice of all material details including investment objectives and all charges.

We reserve the right, subject to compliance with the law then in effect, to:

- change or add designated investment companies;

- add, remove or combine Variable Accounts;

- add, delete or make substitutions for the securities that are held or purchased by the Separate Account or any Variable Account;

- register or deregister the Separate Account under the Investment Company Act of 1940;

- operate the Separate Account as a managed investment company;

- combine the assets of the Separate Account with other separate accounts of PM or an affiliate thereof;

- run the Separate Account under the direction of a committee, board, or other group;

- restrict or eliminate any voting rights of policy owners with respect to the Separate Account, or other persons who have voting rights as to the Separate Account. Also, unless required by law or regulation, an investment policy may not be changed without our consent; and

- comply with law.

If any of these changes result in a material change in the underlying investments of a Variable Account of our Separate Account, we will notify you of such change.

We will not change the investment policy of the Separate Account without following the filing and other procedures established by any applicable state insurance regulators.

P13-8751

INDEX

SUBJECT                                PAGE
Accumulated Value                         9
Administrative Charge                    11
Age                                       5
Assignment                                6
Beneficiary                               6
Cash Surrender Value                     11
Change Provision                          8
Compliance                                6
Cost of Insurance Rates                  11
Death Benefit                             8
Definitions                               5
Exchange of Insured                      13
Face Amount                               3
General Provisions                        5
Grace Period and Lapse                    7
Income Benefits                          12
Incontestability                          5
Interest                                 10
Maturity                                 11
Misstatement of Age                       5
Monthly Deduction                        10
Mortality and Expense Risk Charge        11
Other Deductions                         11
Owner                                  3, 6
Participating                             5
Payments                                 13
Policy Benefits                           8
Policy Date                               3
Policy Loans                             12
Policy Specifications                  3, 4
Premium Limitation                        7
Premium Load and Deferred Load           11
Premiums                                  6
Reinstatement                             7
Reports                                   6
Separate Account                         14
Suicide Exclusion                         5
Surrender                                11
Transfers                                10
Withdrawals                              11

ENDORSEMENT

This endorsement is part of the policy to which it is attached and contains a modification required by the laws and regulations of the state in which the policy is issued.

The provision of this policy entitled "Premiums" is modified to include the following sentence:

Premium payments may be made to the home office of PM or to any licensed agent of PM.

PACIFIC MUTUAL LIFE INSURANCE COMPANY

E-8409

ENDORSEMENT

This endorsement is part of the policy to which it is attached and contains a modification required by the laws and regulations of the state in which the policy is issued.

The "Entire Contract" provision will be modified as follows:

This policy is a contract between the owner and Pacific Mutual. This policy, with a copy of the application and any applications for reinstatement is the entire contract. All statements contained in the application, shall in the absence of fraud, be deemed representations and not warranties.

PACIFIC MUTUAL LIFE INSURANCE COMPANY

E-8728

ENDORSEMENT

This endorsement is part of the policy to which it is attached and contains a modification required by the laws and regulations of the state in which the policy is issued.

The provision entitled "Suicide Exception" or "Suicide Exclusion" in this policy is replaced by the following:

Suicide - Suicide is no defense to payment under this contract unless PM can show that suicide was intended when the insured applied for the policy.

PACIFIC MUTUAL LIFE INSURANCE COMPANY

E-8103

PACIFIC MUTUAL LIFE INSURANCE COMPANY

This policy is a legal contract between the policyowner and Pacific Mutual Life Insurance Company

READ YOUR POLICY CAREFULLY

E-8357